SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 14, 2023

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from January 1, 2023 to January 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 14, 2023

[This is a translation of the Share Buyback Report for the period from January 1, 2023 to January 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 14, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of January 31, 2023)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) January 4 January 5 January 6 January 10 January 11 January 13 January 16 January 17	166,000 175,200 96,300 108,300 41,800 51,000 69,200 19,900	1,689,845,000 1,821,157,500 1,013,982,500 1,163,727,000 456,677,000 558,747,500 755,157,500 217,819,000
Total	―	727,700	7,677,113,000
Total number of shares repurchased as of the end of the reporting month	8,545,600		89,118,477,800
Progress of the repurchase (%)	34.18		44.56

Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of January 31, 2023)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) January 6 January 10 January 13 January 18 January 19 January 20 January 24 January 27 January 31	5,000 1,000 200 6,300 1,300 8,100 400 3,500 2,300	42,030,100 8,406,020 1,681,204 52,957,926 10,927,826 68,088,762 3,362,408 29,421,070 19,333,846
Total	―	28,100	236,209,162
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) January 12 January 13 January 16 January 17 January 18 January 20 January 23 January 26 January 27 January 30	851 80 280 200 140 260 200 80 160 168	7,153,523 672,482 2,353,686 1,681,204 1,176,843 2,185,565 1,681,204 672,482 1,344,963 1,412,211
Total	―	2,419	20,334,163
Total amount	30,519		256,543,325

Note: The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of January 31, 2023)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	27,099,753

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